                                                 OMB APPROVAL
                                                 OMB NUMBER  3235-0287
                                                 EXPIRES:  JANUARY 31, 2005
                                                 ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE  0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person

   Rosenwald, MD                    Lindsay                A.
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   (Last)                           (First)             (Middle)

                        787 Seventh Avenue, 48/th/ Floor
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                                    (Street)

   New York                            NY               10019
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Manhattan Pharmaceuticals, Inc. (f/k/a Atlantic Technology Ventures) ATLC.OB
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Day/Year

February 2003
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5.   If Amendment, Date of Original (Month/Day/Year)

February 2003
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                              5.             6.
                                                              4.                              Amount of      Owner-
                                                              Securities Acquired (A) or      Securities     ship
                                   2A.           3.           Disposed of (D)                 Beneficially   Form:    7.
                       2.          Deemed        Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct   Nature of
                       Trans-      Execution     Code         ------------------------------- ing Reported   (D) or   Indirect
1.                     action      Date,         (Instr. 8)                   (A)             Transaction(s) Indirect Beneficial
Title of Security      Date        if  any       ------------     Amount      or     Price    (Instr. 3      (I)      Ownership
(Instr. 3)             (mm/dd/yy)  (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4)(Instr. 4)
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Common Stock            02/21/03                   J/1/           8,669,766    A         -     11,097,987     D
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of        ship
                                                                                                           Deriv-    Form
              2.                                                                                           ative     of
              Conver-                           5.                              7.                         Secur-    Deriv-  11.
              sion                              Number of                       Title and Amount           ities     ative   Nature
              or               3A.              Derivative    6.                of Underlying     8.       Bene-     Secur-  of
              Exer-            Deemed   4.      Securities    Date              Securities        Price    ficially  ity:    In-
              cise     3.      Exe-     Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct  direct
              Price    Trans-  cution   action  or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or  Bene-
1.            of       action  Date,    Code    of(D)         (Month/Day/Year)            Amount  ative    Reported  In-     ficial
Title of      Deriv-   Date    if any   (Instr. (Instr. 3,    ----------------            or      Secur-   Trans-    direct  Owner-
Derivative    ative    (Month/ Month/   8)      4 and 5)      Date     Expira-            Number  ity      action    (I)     ship
Security      Secur-   Day/    Day/     ------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.(Instr.
(Instr. 3)    ity      Year)   Year)    Code V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
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Explanation of Responses:

1 On February 21, 2003, Atlantic Technology Ventures, Inc. completed a merger with a private company, Manhattan Pharmaceuticals, Inc. pursuant to which, Atlantic issued 12.70967 shares of its Common Stock for each one (1) share of Manhattan Common Stock outstanding. As a result of the Merger, Dr. Rosenwald, who is a stockholder of both Manhattan and Atlantic, received 7,975,322 shares of Common Stock.

2 In connection with the Merger, holders of certain Common Stock Warrants of Atlantic exchanged such warrants for shares of Common Stock on the basis of one share of Common Stock for every three shares of Common Stock underlying the Warrants. As a result, Dr. Rosenwald was issued 694,444 shares of Common Stock.


/S/                                                           April 7, 2003
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**Signature of Reporting Person                                   Date
Lindsay A. Rosenwald, MD


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.